

OFFERING MEMORANDUM

facilitated by



Granite Coast Brewing Company Inc

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Granite Coast Brewing Company Inc
State of Organization	MA
Date of Formation	02/07/2015
Entity Type	Corporation
Street Address	8 West St, Marblehead MA, 01945
Website Address	www.granitecoastbrewing.com

(B) Directors and Officers of the Company

Key Person	Jeffrey Marquis
Position with the Company Title First Year	President 2018
Other business experience (last three years)	**President**(Granite Coast Brewing Company, 8/1/18 - Current) -- Executive Roll including but not limited to Logistics, Operations Management and everything else a small business needs. **Treasurer**(Granite Coast Brewing Company, 8/1/18 - Current) -- Bookkeeping, Asset Management and bankroll. **Head Brewer**(Granite Coast Brewing Company, 8/1/18 - Current) -- All brewery operations. From Cleaning kegs to filling kegs and everything in between!

Key Person	Robert Dunn
Position with the Company Title First Year	Vice President 2018
Other business experience (last three years)	*Granite Coast Brewery (2015 - Present) Co-founder & Taproom Manager:* *Rob has helped get the brewery's name out in the community by making deliveries of samples all around the North Shore and was nicknamed "The Beer Fairy" by one sampler. When not talking about or sampling craft beer and cider, you can find Rob in the woods with his two kids and dog climbing rocks and looking for wildlife.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jeffrey Marquis	50%
Robert Dunn	50%

(D) The Company's Business and Business Plan

Customer Reviews

"What is there to know? First, the beer is great, delicious and freshly made on the premise. There is a good range from lighter beers to more robust IPAs, to English Ales, porters, and other seasonal favorites. I'd go just for the beer!

Second, the tap room, this place is spotless, cozy, dog-friendly inside or out, and always good on space which is even more important in a pandemic.

Third, the founders and staff are really friendly and are there because they care about the craft.

Downtown Peabody is slowly creating a food scene. If you are in the area it is definitely worth going in for a pint or a flight. And don't forget to ask for the chocolate menu, it's sourced from a small local business-- and it will help tie you over to dinner. Pröst!" -Sasha M.

"One of our favorite breweries. Brewery is super clean. Trivia nights are always killer. Would recommend attending at least one.

So many awesome brews on tap. Love how they're constantly creating new options." -Daybar B.

"My wife and I (along with our dog) stopped in on Sunday, and had a great time sampling their offerings. It was such a relaxed and chill atmosphere - and our dog was welcomed as well with homemade treats and a water bowl. They had also clearly had a lot of fun things planned on the schedule. We loved the beer, and there was also a surprise food pop-up, which was a welcome addition as well. Highly recommend!" - Matt O.

The Buildout

After finding the perfect location on Main Street in Peabody, the Jeff and Rob signed the lease and began to plan the buildout. With help from their good friend, designer, and fellow brewer Neil Kade, they crafted a vision of what the space would look like. They selected colors, crafted the tables, designed the bar top, picked out the flooring, and worked out all of the other little details that would make their tap room an inviting place for people to gather.

- Aside from the aspects that required a licensed professional, friends and family pitched in to help with the rest of the work.
- There was a list of tasks to complete to be ready to open, including building tables and benches, constructing the bar, installing the floors, painting, setting up the brew space, and designing and putting together the bathrooms.
- Thanks to the support and help from friends, the buildout was complete in just over a year.

Intended Use of Funds

We're raising community capital to upgrade our equipment and increase our output to catch up with growing demand coming out of the pandemic.

The Team

Rob Dunn, Co-founder & Taproom Manager

Rob grew up near Revere Beach in Massachusetts. Although he may have wandered and lived all around the country, sampling great beers along the way, he and his wife Samantha decided to come back home to the granite coast of the North Shore to start their family. Rob's love of craft beer grew while he spent a few years living in northern Vermont in the heart of an awesome beer community. Rob has helped get the brewery's name out in the community by making deliveries of samples all around the North Shore and was nicknamed "The Beer Fairy" by one sampler. When not talking about or sampling craft beer and cider, you can find Rob in the woods with his two kids and dog climbing rocks and looking for wildlife.

Jeff Marquis, Co-founder & Head Brewer

Jeff was born and raised on the granite coast of the North Shore, specifically the home of The Magicians in Marblehead, MA. Jeff's love of craft beer started while working for some of the North Shore's finer drinking establishments along with some of the well known dives. When not discussing beer styles, brewing process, or ingredients, you can find Jeff playing any number of tabletop games or enjoying good food, most likely though he is enjoying a good beer as well.

Our Story

Granite Coast Brewing Company is the culmination of a long thought-out goal made many years ago by best friends Jeff Marquis and Rob Dunn. The guys have been friends since meeting in middle school and share a fondness for gaming, traveling, and sampling beer. The brewery has earned five "Best of" Awards in just two years!

- Opened to the public Memorial Day Weekend 2019 to a great welcome and community support.
- Providing innovative, creative, historical, and collaborative beer is at the heart of who we are.
- Strong business growth coming out of the pandemic gives opportunity for expansion.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT

MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$35,000
Offering Deadline	May 6, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$85,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
New Brewhouse	$26,000	$26,000
Space Upgrade	$3,900	$7,500
Wort Chiller	$3,000	$6,000
Capactity Increase	$0	$15,000
QC Components	$0	$5,000
HLT	$0	$7,000
Misc Upgrades	$0	$13,400
Mainvest Compensation	$2,100	$5,100
TOTAL	$35,000	$85,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.5 - 10.9%[2]
Payment Deadline	2029-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.45 x 1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.4%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.5% and a maximum rate of 10.9% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$35,000	4.5%
$47,500	6.1%
$60,000	7.7%
$72,500	9.3%
$85,000	10.9%

[3] To reward early participation, the investors who contribute the first $15,000.0 raised in the offering will receive a 1.45x cap. Investors who contribute after $15,000.0 has been raised in the offering will receive a 1.3x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jeffrey Marquis	50%
Robert Dunn	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
City of Peabody	$111,000	4.5%	02/01/2028	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Granite Coast Brewing has several key assets. Primarily among them are our guests. When the Covid-19 pandemic began, the brewery had just experienced its best months since opening. Although the pandemic affected all small businesses, we were able to survive thanks to our customer base and conservative spending. In the months prior to the pandemic, we were successful in building relationships with our guests. In turn, they became personally invested in our success and continued to visit us for take out and sit in options as regulations allowed. Our guests are the primary reason why Granite Coast survived a pandemic. Secondarily, our forced pivot during the pandemic to increasing our canning options and introducing online shopping drove additional short-term revenue. However, these changes have yielded long-term benefits as well as our revenue remains stable during mandated closures and extreme weather events.

In addition, in 2021, we were selected for several grants including the SBA RRF grant which allowed us to clear much of our outstanding debts and put ourselves in a position to continue doing business in hard financial times. With our Mainvest proposal, we plan to add production increases which will allow us to self-distribute and do more off-site events. These investments will allow us to continue growing in this ever changing environment. In addition, with our current stable financial status and thanks to a Mass Development grant, we are able to support other small businesses through key partnerships including creative artists, culinary artists, and performers.

From our early years, we have operated with very little operational loss. Consumable supplies are monitored and tracked for cost effectiveness. In addition, Granite Coast owners engage in a community-invested strategy. Our entire brewery, aside from items which are mandated to be installed by a professional, was born from the efforts of friends and family. By building our facility on our own, we were able to invest capitol into equipment and supplies that would produce the highest quality beer for guests.
Granite Coast also takes a conservative approach to spending. Each month, our leadership team reviews inventory and priorities for purchasing. This approach has allowed us to support expenses that drive not just production, but also product quality and increase the customer experience.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$145,000	$156,600	$169,128	$186,040	$213,947
Cost of Goods Sold	$28,000	$30,240	$32,659	$35,924	$41,312
Gross Profit	$117,000	$126,360	$136,469	$150,116	$172,635
EXPENSES					
Rent	$50,000	$51,250	$52,531	$53,844	$55,190
Utilities	$11,400	$12,312	$13,296	$14,625	$16,818
Salaries	$24,000	$25,920	$27,993	$30,792	$35,410
Insurance	$6,800	$6,970	$7,144	$7,322	$7,505
Equipment Lease	$15,540	$15,540	$15,540	$15,540	$15,540
Repairs & Maintenance	$5,800	$6,264	$6,765	$7,441	$8,557
Legal & Professional Fees	$1,500	$1,620	$1,749	$1,923	$2,211
Operating Profit	$1,960	$6,484	$11,451	$18,629	$31,404

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$240,780.00	$252,384.00
Cash & Cash Equivalents	$36,760.00	$20,892.00
Accounts Receivable	$0	$0
Short-term Debt	$117,940.00	$115,371.00
Long-term Debt	$10,000.00	$10,000.00
Revenues/Sales	$174,865.00	$129,449.00
Cost of Goods Sold	$33,409.00	$7,451.00
Taxes Paid	$0	$0.00
Net Income	$-1,149.00	$7,561.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V